UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

June 29, 2007

Commission File Number: 1-14636

ABITIBI-CONSOLIDATED INC.

(Exact name of registrant as specified in its charter)

1155 Metcalfe Street, Suite 800, Montreal, Quebec, Canada H3B 5H2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

.

Exhibit Number	Description

99.1	Management information circular (incorporated by reference to Form 424B3 filed by AbitibiBowater Inc. on June 25, 2007).
99.2	Form of proxy for special meeting of Abitibi-Consolidated Inc. (incorporated by reference to Exhibit 99.5 to Form S-4/A filed by AbitibiBowater Inc. on June 21, 2007).
99.3

Letter of transmittal and election form for registered holders of Abitibi-Consolidated Inc. common shares (incorporated by reference to Exhibit 99.10 to Form S-4/A filed by AbitibiBowater Inc. on June 21, 2007).

99.4

Letter to shareholders included with the management information circular mailed to Abitibi-Consolidated Inc. shareholders in connection with the Abitibi-Consolidated Inc. special meeting (incorporated by reference to Form 425 filed by Abitibi-Consolidated Inc. on June 26, 2007).

99.5	Notice of special meeting of Abitibi-Consolidated Inc. shareholders (incorporated by reference to Form 424B3 filed by AbitibiBowater Inc. on June 25, 2007).
99.6	Section 2.20 notice of abridgement of time periods to communicate with beneficial shareholders under National Instrument 54-101.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABITIBI-CONSOLIDATED INC.
(Registrant)

	By:	/s/ Stephanie Leclaire
Stephanie Leclaire
Date: June 29, 2007		Managing Counsel